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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                              (AMENDMENT NO. 6)
                            TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      and
                                SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               ALLIED GROUP, INC.
                            (NAME OF SUBJECT COMPANY)

                    NATIONWIDE GROUP ACQUISITION CORPORATION
                      NATIONWIDE MUTUAL INSURANCE COMPANY
                                    (Bidders)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   019220102
                      (CUSIP Number of Class of Securities)

                                W. SIDNEY DRUEN
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                      NATIONWIDE MUTUAL INSURANCE COMPANY
                              ONE NATIONWIDE PLAZA
                              COLUMBUS, OHIO 43215
                           TELEPHONE: (614) 249-7111
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                 WITH A COPY TO:
                               ERIC M. FOGEL, ESQ.
                             HAROLD W. NATIONS, ESQ.
                                  HOLLEB & COFF
                         55 E. MONROE STREET, SUITE 4100
                             CHICAGO, ILLINOIS 60603
                            TELEPHONE: (312) 807-4600

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION* $1,506,756,211

AMOUNT OF FILING FEE** $301,351

* For purposes of calculating the filing fee only. This calculation assumes the purchase of 31,228,108 shares of common stock, no par value (the "Common Shares"), of ALLIED GROUP, INC. (the "Company") at $48.25 net per share in cash.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by Nationwide Group Acquisition Corporation for such number of Common Shares.
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[X]      Check box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by
         registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid:  $287,960
         Filing Party:  Nationwide Mutual Insurance Company and Nationwide Group
                        Acquisition Corporation
         Form or Registration No.:  Schedule 14D-1
         Date Filed:  May 19, 1998


CUSIP NO. 019220102




1. NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         Nationwide Mutual Insurance Company (E.I.N.: 31-4177100)


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

   [ ]   (a)

   [ ]   (b)

3. SEC USE ONLY

4. SOURCE OF FUNDS

         WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(e) or 2(f)

6. CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio

7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,996,836 Common Shares
         1,827,222 Preferred Shares

8. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
SHARES

9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         6.3% of the Common Shares and 100% of the Preferred Shares representing 21.8% of the voting securities

10.      TYPE OF REPORTING PERSON

         IC






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CUSIP NO. 019220102

1. NAMES OF REPORTING PERSONS

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Nationwide Group Acquisition Corporation (E.I.N.: 31-1598405)

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     [ ] (a)
     [ ] (b)

3. SEC USE ONLY

4. SOURCE OF FUNDS

         AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(e) or 2(f)

6. CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio

7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,996,836 Common Shares
         1,827,222 Preferred Shares


8. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
SHARES

9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

        6.3% of the Common Shares and 100% of the Preferred Shares representing 21.8% of the voting securities

10. TYPE OF REPORTING PERSON

         CO

         This Amendment No. 6 amends and supplements the Tender Offer Statement on Schedule 14D-1 initially filed on May 19, 1998 (as amended, the "Schedule 14D-1") filed with the Securities and Exchange Commission by Nationwide Group Acquisition Corporation ("Purchaser"), an Ohio corporation and a wholly owned subsidiary of Nationwide Mutual Insurance Company ("Parent"), an Ohio mutual insurance company, to purchase all outstanding shares of common stock, no par value (the "Common Shares"), of Allied Group, Inc., an Iowa corporation, at a price of $48.25 per Common Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 19, 1998 (the "Offer to Purchase"), as amended and supplemented by the Supplement thereto, dated June 10, 1998 (the
"Supplement") and the revised Letter of Transmittal (which, together with any amendments or supplements thereto, constitutes the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase, the Supplement or the Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

         Item 1 is hereby amended and supplemented by the following:


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         (b) The information set forth under "Introduction" and Section 1 under
"Terms of the Offer; Expiration Date" in the Supplement annexed hereto as Exhibit (a)(28) is incorporated herein by reference.

         (c) The information set forth in Section 3 under "Price Range of Shares; Dividends" in the Supplement is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE
         SUBJECT COMPANY.

         Item 3 is hereby amended and supplemented by the following:

         (a)-(b) The information set forth under "Introduction," Section 5, "Background of the Offer; Contacts with the Company," and Section 6, "Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations," in the Supplement is incorporated herein by reference.





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ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 4 is hereby amended and supplemented by the following:

         (a) The information set forth in Section 4, "Source and Amount of Funds" in the Supplement is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE
         BIDDER.

         Item 5 is hereby amended and supplemented by the following:

         The information set forth under "Introduction," Section 5, "Background of the Offer; Contacts with the Company" and Section 6, "Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations" in the Supplement is incorporated herein by reference.


ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Item 6 is hereby amended and supplemented by the following:

         (a) - (b) The information set forth in the Introduction and Schedule I of the Offer to Purchase and Section 6, "Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations - The Merger Agreement" in the Supplement is incorporated herein by reference.

         Pursuant to the irrevocable proxy granted to Purchaser pursuant to the Shareholder Agreement, dated as of June 3, 1998 between Parent and Allied Mutual Insurance Company, a copy of which is attached hereto as Exhibit (c)(1), Purchaser and Parent may be deemed beneficial owners of 1,827,222 shares of 6-3/4% Series Preferred Stock, no par value (the "Preferred Shares") and 498,236 shares of Common Stock, no par value (the "Common Shares") (constituting 17.8% of the outstanding voting securities of the Issuer). None of the persons identified on Schedule I of the Offer to Purchase (which is incorporated herein by reference) beneficially owns or has a right to acquire directly or indirectly any Shares.

         Each of the Parent and the Purchaser has sole voting power with respect to 1,498,600 of the Common Shares; may be deemed to have shared voting power with respect to 1,827,222 Preferred Shares and 498,236 Common Shares; has sole dispositive power with respect to 1,498,600 of the Common Shares; and has shared dispositive power with respect to none of the Shares.

         Except as set forth in this Schedule 14D-1, the Parent and the Purchaser do not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Parent or the Purchaser.

ITEM 7.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         Item 7 is hereby amended and supplemented by the following:

         The information set forth under "Introduction," Section 5, "Background of the Offer; Contacts with the Company", Section 6, "Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations" and Section 9, "Certain Legal Matters; Regulatory Approvals; Certain Litigation" in the Supplement is incorporated herein by reference.


ITEM 10. ADDITIONAL INFORMATION.

         Item 10 is hereby amended and supplemented by the following:

         (f) The information set forth in the Supplement and the revised Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(28) and
(a)(29), respectively, is incorporated herein by reference.




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ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         (a)     (28)     Supplement to Offer to Purchase, dated June 10, 1998.

                 (29)     Revised Letter of Transmittal.

                 (30)     Revised Notice of Guaranteed Delivery.

                 (31) Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

                 (32) Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
                          Nominees.


         (c)     (1)      Shareholder Agreement, dated as of June 3, 1998
                          between Parent and Allied Mutual Insurance Company.

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                                   SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 10, 1998

                   NATIONWIDE MUTUAL INSURANCE COMPANY


                   By:      /s/ David A. Diamond
                            -------------------------------
                            Name:   David A. Diamond
                            Title:  Vice President - Enterprise Controller

                   NATIONWIDE GROUP ACQUISITION CORPORATION


                   By:      /s/ Mark B. Koogler
                            -------------------------------
                            Name:   Mark B. Koogler
                            Title:  Vice President - Associate General Counsel






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                                  EXHIBIT INDEX

(a)(28)            Supplement to Offer to Purchase, dated June 10, 1998.

(a)(29)            Revised Letter of Transmittal.

(a)(30)            Revised Notice of Guaranteed Delivery.

(a)(31) Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(32) Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.


 (c)(1) Shareholder Agreement, dated as of June 3, 1998 between Parent and Allied Mutual Insurance Company.



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